February 17, 2017
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0137

Via EDGAR System and E-Mail

Ms. Lauren Hamill U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust
Registration Statement on Form N-1A (Reg. Nos. 033-52154 and 811-07168)
Post-Effective Amendment No. 45
Filed on December 16, 2016

Dear Ms. Hamill:

On behalf of Hennessy Funds Trust (the “Trust”), this letter sets forth the response of the Trust to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 45 to the above-referenced registration statement (the “Registration Statement”).  The Trust filed the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “Investment Company Act”) on December 16, 2016.  The Registration Statement was filed to add Institutional Class shares to the Hennessy Gas Utility Fund and to implement certain changes to the Hennessy Technology Fund’s investment strategy (each a “Fund” and collectively the “Funds”).

The numbered items set forth below repeat (in bold italics) the comments of the Staff.  Following each comment, a response on behalf of the Trust is provided in regular type.

As appropriate, the Trust has amended the Prospectus and the Statement of Additional Information, and will file the amended Prospectus and Statement of Additional Information via an amendment under Rule 485(b).  To expedite your review of this letter, the Trust is providing you with a marked copy of the Prospectus and Statement of Additional Information highlighting the changes made (the “Redlined Documents”).  On behalf of the Trust, we are submitting the following material via EDGAR: (1) this response letter and (2) the Redlined Documents.

General

1. When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of  2 of 9

Prospectus

Principal Investment Strategy – Hennessy Gas Utility Fund

2.            The language that follows references a computation, but it is not clear from the language what computation is being referenced:  “This computation is also weighted to reduce the effect of a company’s assets that are not connected with natural gas distribution and transmission revenue.”  Please revise the language to clarify.

Response:  The Funds have revised the language as follows:

“Under normal circumstances, the Fund intends to invest at least 85% of its net assets in the common stock of companies that have natural gas distribution and transmission operations and no attempt is made to actively manage the Fund’s portfolio by using economic, financial or market analysis.  The adverse financial situation of a company will not result in its elimination from the Fund’s portfolio unless the company is removed from the AGA Stock Index.  The percentage of the Fund’s assets invested in the stock of a particular company is approximately the same as the percentage weighting of such company in the AGA Stock Index.  The percentage weighting of each company in the AGA Stock Index is an amount equal to such company’s market capitalization (which is the number of its shares outstanding multiplied by the market price of its stock) multiplied by the percentage of such company’s assets devoted to natural gas distribution and transmission.  The latter component of this calculation is used to recognize the natural gas component of the company’s asset base.

Although there is no predetermined acceptable range of deviation between the performance of the AGA Stock Index and that of the Fund, the Fund attempts to achieve a correlation of approximately 95% or better.  A correlation of 100% would mean the total return of the Fund’s assets would increase and decrease exactly the same as the AGA Stock Index.  If a deviation occurs, it may be the result of various expenses incurred by the Fund, such as management fees, transaction costs and other operating expenses.”

Principal Risks – Hennessy Gas Utility Fund

3.            Please add a risk factor on equity investment risk.  In the industry concentration risk, please add language to specify the risks of the natural gas distribution and transmission industry.  Please confirm that the Fund does not invest in emerging markets.  In the index tracking risk, please fix the following typo: “. . . and/or redemption requestion.”

Response:  The Funds have taken the following actions:

•
The Funds respectfully note that the market risk factor already contains risk factors related to equity investments.  So, the Funds have relabeled that the risk factor to read “Market and Equity Investments Risk.”

•
The Funds have added the following risk factors to the industry concentration risk: “Specifically, the natural gas companies in the Fund may be adversely affected by a decline or an increase in the price of natural gas, disruption of gas supplies transported on interstate pipelines, loss of supply, for other reasons, failure of equipment, accidents and severe weather.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of 3 of 9

There are also a variety of hazards inherent in natural gas distribution activities, including the risk of explosions on natural gas distribution systems and other operating risks.”  The profitability of the natural gas industry may also be sensitive to increased interest rates because of the industry's capital intensive nature.

•	The Funds do not invest in emerging markets.
•	The Funds have corrected the typo to read: “. . . or redemptions.”
Performance Information - Hennessy Gas Utility Fund

4.            With regard to the disclosure that the performance information does not include performance for the Institutional Class shares, please add disclosure to specify that the Institutional Class shares and the Investor Class shares will have substantially similar annual returns because the shares are invested in the same portfolio of securities, and that the annual returns will differ only to the extent that the Classes do not have the same expenses.

Response:  The Funds have revised the disclosure as requested:

“Performance information is only shown for Investor Class shares because Institutional Class shares were not offered prior to the date of this Prospectus.  The Investor Class and Institutional Class shares will have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns will differ only to the extent that the Classes do not have the same expenses.”

5.            Please confirm that all performance information will be updated with information for fiscal 2016.

Response:  The Funds confirm that they will update information for fiscal 2016.

6.            In the performance table, please revise the following reference to add the word shares: “Utility Fund – Investor Shares.”

Response:  The Funds have revised the disclosure as requested.

7.            Please move the performance of the S&P 500 Index to come before the performance of the AGA Stock Index.

Response:  The Funds have not made the requested change.  The Funds respectfully note that they place the returns of the indices in the order presented because they believe it most helpful to investors to put first the performance of the index that this the best fit for the Fund’s performance, which is the AGA Stock Index.  The Funds note that the S&P 500 Index is given equal prominence, and arguably greater prominence as it comes last, and in a list of things research has suggested that the items that come first and last receive the most focus by a reader.  The Funds believe that this approach is permissible under Form N-1A.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of 4 of 9

Portfolio Manager - Hennessy Gas Utility Fund

8.            Please change this header to be plural, referencing managers.

Response:  As requested, the Funds have made the requested change.

Fund Fees and Expenses - Hennessy Technology Fund

9.            Fix the label “Net Expenses” to read “Total Annual Fund Operating Expenses After Expense Reimbursement.”  Address the fact that the prospectus is dated February 28, but the fee change is effective March 1.  Please explain why the “Remaining Other Expenses” are estimated.  Please revise the parenthetical that addresses the carve outs for the expense limitation to mirror the language contained in the agreement.  Please add disclosure about the ability of the investment manager to recoup expenses, if the manager may recoup expenses.  Please add disclosure about how the expense limitation agreement may be terminated.

Response:  The Funds have taken the following actions:

•	The Funds have adjusted the label “Net Expenses” to read “Total Annual Fund Operating Expenses After Expense Reimbursement.”
•	The Funds have decided to make the fee change effective February 28.
•	The Funds note that the “Remaining Other Expenses” have been estimated to reflect the fact that the investment strategy has been materially altered, which will result in a significant change in fees.
•
The Funds have revised the parenthetical that addresses the carve outs for the expense limitation (to mirror the language contained in the agreement): “(exclusive of all federal, state and local taxes, interest, brokerage commissions, 12b‑1 fees, shareholder servicing fees payable to the Fund’s investment manager, acquired fund fees and expenses and other costs incurred in connection with the purchase and sale of securities, and extraordinary items).”

•
The Funds have added disclosure about the ability of the investment manager to recoup expenses: “The Fund’s investment manager may recoup reimbursed amounts for three years after the end of the fiscal year in which the reimbursement occurred, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such reimbursement.”

•
The Funds have added disclosure about how the expense limitation agreement may be terminated: “, at which time the contractual arrangement will automatically terminate (it may not be terminated prior to that date).”

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of 5 of 9

Principal Investment Strategy - Hennessy Technology Fund

10.          Please revise the following disclosure to add the word “not”: “Potential investments include, but are [not] limited to, the following . . . .”

Response:  The Funds have revised the disclosure as requested.

11.          We note that the universe of stocks is re-screened and the portfolio is rebalanced on a regular basis.  Please revise this disclosure to specify what is meant by “regular basis.”

Response:  The Funds have revised the disclosure as requested:

“The universe of stock is re-screened and the portfolio is rebalanced on approximately a monthly basis.”

12.          In the industry concentration risk, please add language to specify the risks of the technology industry.

Response:  The Funds have revised the disclosure as requested:

“Technology companies face intense competition and may be subject to extensive regulatory requirements.  They may have limited product lines, markets, financial resources or personnel.  The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction and unpredictable changes in growth rates.”

Important Additional Fund Information

13.          Consider including abbreviated risk factors in the summary information section in response to Item 4 on Form N-1A, with more fulsome disclosure of the principal risks in response to Item 9 of Form N-1A.

Response:  The disclosure of the principal risks sets forth the full, concise description of the principal risks of the Funds, and not merely a summary.  The Funds believe that this disclosure is a concise and plain English disclosure of the principal risk factors sufficient to serve both as a summary and the full statement of the principal risk factors.

Management of the Funds

14.          The statement regarding the basis for the board of directors approving the investment advisory contracts of the Funds needs to be adjacent to the discussion regarding the management fees.

Response:  The Funds have moved this statement to be adjacent to the discussion regarding the management fees.

15.          With regard to the disclosure regarding the portfolio managers, add the titles of the portfolio managers at Hennessy Advisors, Inc.

Response:  The Funds note that these individuals do not have titles at the advisor.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of 6 of 9

Pricing of Fund Shares

16.          Move the table listing the telephone numbers to come at the end of the narrative discussion.

Response:  The Funds have revised the disclosure as requested.

Can My Account be Involuntarily Redeemed or Converted?

17.          Please add language to clarify that a redemption is taxable.

Response:  The Funds have revised the disclosure as requested:

“Any time shares are redeemed in a taxable  account, it is considered a taxable event.  You are responsible for any tax liabilities associated with an involuntary redemption of your account.”

18.          Please revise the language to clarify that failure to cash a redemption or distribution check qualifies as inactivity.

Response:  The Funds have revised the disclosure as requested:

“The factors used to determine whether an account is inactive vary from state to state, but may include a shareholder’s failure to cash a check (no interest is accrued or paid on amounts represented by uncashed distribution or redemption checks), update the shareholder’s mailing address, or respond to Fund inquiries within the specified time period.  For this purpose, your last known address of record with the Funds will determine which state has jurisdiction over your account.  If the assets within your account are deemed to be abandoned in accordance with the relevant state’s laws, the Fund may be legally obligated to transfer those assets to that state’s unclaimed property administrator.  You are responsible for ensuring that your account is not “abandoned” for purposes of these state escheatment laws, and neither the Fund nor its agents will be liable to you or your representatives for good faith compliance with those laws.”

Privacy Policy

19.          Please delete the following language: “Not part of Prospectus.”

Response:  The Funds have revised the disclosure as requested.

Statement of Additional Information

Investment Restrictions

20.          In the paragraph discussing a concentration in an industry, please change “net assets” to “total assets.”

Response:  Instruction 4 to Item 9(b)(1) of Form N-1A states: ‘Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”  Consequently, the Funds respectfully decline to make the requested revision.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549
Page of 7 of 9

Investment Considerations

21.          In the sentence disclosing the percentage correlation, please indicate whether such correlation is before or after expenses.

Response:  The Funds have revised the disclosure as requested.

Management Information

22.          In the table providing management information, the use of italics to identify titles does not appear to be consistent in its application.  Please ensure it is done consistently.

Response:  The Funds have revised the disclosure as requested.

Board and Other Interested Persons Compensation

23.          Please ensure that this table is updated for current information, and note the position that Mr. Fahy has with the Funds.

Response:  The Funds have revised the disclosure as requested.

The Manager

24.          Please ensure that this information is updated.  Also, the disclosure regarding recoupment for expense limitations appears to be different from what is said in the Prospectus.  Please ensure the two are consistent.  Also, please describe the criteria that are applied for determining bonuses for portfolio managers.

Response:  The Funds have revised the disclosure as requested.

The Distributor

25.          Please revise the disclosure to indicate that the Distributor’s Code of Ethics was adopted pursuant to Rule 17j-1.

Response:  The Funds have revised the disclosure as requested.

* * *

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549
Page of 8 of 9

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures
cc:	Jennifer L. Cheskiewicz (w/o enclosures)
Hennessy Funds Trust